Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

Notes to consolidated financial statements

June 29, 2008

(In millions of dollars, unless otherwise noted)

(Unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
	$		$
Available Earnings:
Earnings before income taxes	43	22	98	82
Add fixed charges:
Interest expense (excluding capitalized)	35	45	72	56
Amortization of loan costs	2	2	4	2
Interest factor in rents	2	3	4	6

Total earnings as defined	82	72	178	146

Fixed charges:
Interest expense incurred	35	45	72	56
Amortization of debt expense	2	2	4	2
Interest portion of rental expense	2	3	4	6

Total fixed charges	39	50	80	64

Ratio of earnings to fixed charges	2.1	1.4	2.2	2.3